SECU [barcode] MMISSION

05039657

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 15 2005 SEC MAIL PROCESSING SECTION WASHINGTON D.C.

SEC FILE NUMBER
8- 43264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kim Eng Securities USA, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

406 East 50th Street
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hooi Chian Chuah (212) 688-8886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

PROCESSED MAR 31 2005 THOMSON FINANCIAL

B

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

3/28/0

OATH OR AFFIRMATION

I, Hooi Chian Chuah, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kim Eng Securities USA, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SAM SUE
Notary Public, State of New York
No. ~~31-4960418~~ 02SU5066181
Qualified in N.Y. County
Certificate Filed in NY County
Term Expires September ~~28-19~~ 23, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kim Eng Securities USA, Inc.

Statement of Financial Condition
December 31, 2004

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors of
Kim Eng Securities USA, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Kim Eng Securities USA, Inc. (the "Company") at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in this financial statement, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

As discussed in Note 9, the Company has restated its accumulated deficit at December 31, 2003.

PricewaterhouseCoopers LLP

March 14, 2005

Kim Eng Securities USA, Inc.
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 1,252,453
Receivables from affiliates	642,199
Receivables from customers	234,227
Other assets	60,638
Total assets	$ 2,189,517
Liabilities and Shareholder's Equity	
Liabilities	
Accrued compensation	$ 409,485
Securities failed to receive	233,382
Reserve for income tax contingencies	372,173
Accounts payable	99,912
Total liabilities	1,114,952
Shareholder's equity	1,074,565
Total liabilities and shareholder's equity	$ 2,189,517

The accompanying notes are an integral part of this statement.

1. Organization and Nature of Business

Kim Eng Securities USA, Inc. (the "Company") is a wholly-owned subsidiary of Kim Eng Holdings Limited (the "Parent"), a Singapore based company. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. The Company engages primarily in the sale of Singapore, Indonesia, Malaysia, Philippines, Thailand, Hong Kong, South Korea and Taiwan ("Asian-based") securities to U.S. institutional customers. The Company's results of operations and financial condition are affected by general trends in the Asian-based economy and financial markets.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers highly-liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2004, cash equivalents consisted of a $1,075,886 investment in a money market fund held by a U.S. financial institution.

Securities Transactions
The Company records securities transactions executed for its customers on a settlement-date basis with related commission reported on a trade-date basis.

Foreign Currency Transactions
Assets and liabilities of the Company arising from transactions denominated in foreign currencies are translated at the year-end exchange rates.

Income Taxes
The Company accounts for income taxes as required under Financial Accounting Standard No. 109, *Accounting for Income Taxes*. This standard requires that deferred taxes reflect tax consequences in future years for differences between the financial reporting and tax bases of assets and liabilities. A deferred income tax asset or liability is determined by applying currently enacted tax laws and rates to the expected timing of temporary differences.

Concentration of Credit and Business Risk
The Company's principal business operation is the sale of Asian-based securities to U.S. institutional customers. As a result, the Company is inherently subject to market fluctuations in its conduct of business.

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should a counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of their customers.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits. However, the Company does not believe that these amounts are exposed to significant risk.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

3. Cash Segregated Under Federal and Other Regulations

Cash of $1,000 at December 31, 2004 has been segregated in a special reserve bank account for the exclusive benefit of customers and is included in cash and cash equivalents in the statement of financial condition.

4. Related Party Transactions

The Parent and affiliated companies with common ownership provide all execution, research and settlement services to the Company. Gross commissions from customer transactions are collected by affiliated companies and are remitted monthly to the Company net of commissions and clearance, research and settlement fees. At December 31, 2004, receivable from affiliates of $642,199 represents net commissions due from affiliates for customer securities transactions and securities transactions that have not been received.

5. Commitments and Contingencies

The Company occupies office space under a noncancellable lease with an affiliate which expires on March 31, 2006. In addition to base rent, the lease provides for the Company to pay certain operating expenses. Future aggregate minimum annual rent payments at December 31, 2004 are as follows:

Year ended December 31,	
2005	$ 213,948
2006	213,948
Total	$ 427,896

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

6. Income Taxes

At December 31, 2004, the Company has deferred tax assets of $3,025,565, primarily related to net operating loss carryforwards. The Company has recorded a 100% valuation allowance against the deferred tax assets as management believes that it is more likely than not that the deferred tax

benefits will not be realized in the future, prior to the expiration of such net operating loss carryforwards.

At December 31, 2004, the Company had net operating loss carryforwards of approximately $6,636,000 which are due to expire between 2011 and 2024.

7. Employee Benefits Plan

The Company sponsors a SEP/IRA savings plan in accordance with IRS regulations. All eligible employees, as defined, may elect to contribute to the plan. The Company matches 100% of the maximum allowable contributions made by employees.

8. Regulatory Compliance

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater or $100,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $348,844, which was $248,844 in excess of the amount required of $100,000. The ratio of aggregate indebtedness to net capital was 3.2 to 1.

The Company claims exemption from the carrying firm provisions for purposes of 15c3-3, because it has elected to deposit money into a separate 15c3-3 bank account similar to those accounts established under a 15c3-3 (k)(2)(i) exemption and the balance in the bank account at all times exceeds the payables to customers. The Company issues checks from this bank account to pay the customer or the creditor of the customer.

9. Prior Period Adjustment

At December 31, 2003, the reserve for income tax contingencies in the Company's financial statements was incorrectly overstated by $418,790. Accordingly, the opening accumulated deficit has been adjusted by $418,790 to correct these reserves.

10. Subsequent Event

On January 27, 2005, the Company received a capital contribution of $1,000,000 from the Parent.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control
Required By SEC Rule 17a-5

To Board of Directors of
Kim Eng Securities USA, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Kim Eng Securities USA, Inc. (the "Company") for the year ended December 31, 2004 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the

preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 14, 2005